                                  EXHIBIT 28

              UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND
                            1996 PROPERTY APPRAISALS

Cushman & Wakefield has recently completed market value appraisals of UMHCIF's four properties as of March 1996. The table below sets forth certain appraisal information for each property, as well as relevant comparisons:


                              MARCH 1996    MARCH 1995   VARIANCE
PROPERTY                      APPRAISALS    APPRAISALS     IN %
Aztec Estates, FL             $20,200,000   $20,000,000    1.0%
Kings Manor, FL                 9,700,000     9,600,000    1.0%
Park of Four Seasons, MN       13,000,000    12,600,000    3.2%
Old Dutch Farms, MI             8,500,000     8,200,000    3.7%
                              -----------   -----------    ---
GRAND TOTAL:                  $51,400,000   $50,400,000    2.0%

Other Comparisons versus March 1996 Appraisal:

Limited Partners' Capital Contribution:     $30,000,000     Variance    +71.3%
Original Cash Purchase Price of Properties:  26,400,000                 +94.7%


                    1996 ESTIMATED NET ASSET VALUE OF UNITS

Based on the March 1996 appraisal of the Partnership's properties, the General Partner has calculated the estimated net asset value of each Unit, based on the following assumptions:

- Sale of the Properties in March 1996 for their appraised value.
- Costs and selling expenses are 3.0% of the sale price.
- Amount payable to creditors of the Partnership are negligible.
- Tax consequences of a sale are not taken into consideration.

Calculations:

March 1996 appraised value of the properties:                     $51,400,000
                                                                  -----------
Minus: Costs and selling expenses (3.0%):                           1,542,000
       Limited Partners' Shortfall                                      -0-
       Limited Partners' Adjusted Capital Contribution:            30,000,000
       Sellers' contingent Purchase Price:                          3,470,000
                                                                  -----------
Net Sale Proceeds:                                                 16,388,000
                                                                  ===========
Limited Partners' Share of Net Sales Proceeds (80.0%)             $13,110,400

Total Distribution of Assets to Limited Partners:                 $43,110,400

Estimated Current Net Asset Value per Unit:                            $1,437
                                                                       ======